Exhibit 99.1

Allot Announces Second Quarter 2024 Financial Results

Hod Hasharon, Israel – August 27, 2024 - Allot Ltd. (NASDAQ: ALLT, TASE: ALLT), a leading global provider of innovative network intelligence and security solutions for service providers and enterprises worldwide, today announced its unaudited financial results for the second quarter of 2024.

Financial Highlights for the Second Quarter

•	Revenues were $22.2 million, stable compared with that of the prior quarter;

•	Non-GAAP gross margin was 70.6%;

•	Security as a Service (SECaaS) revenues continued to grow, increasing 54% year-over-year to $3.7 million;

•	June 2024 SECaaS ARR* was $14.6 million;

•	Operating loss improved significantly year over year: declining 84% to $3.4 million on a GAAP basis and 95% to $1 million on a non-GAAP basis;

•	Operating cash flow was positive for the first time in three years, coming in at $1.2 million;

•	Net cash** increased by $0.6 million during the quarter;

Financial Outlook

For the second half of 2024, management expects non-GAAP operating profit at around breakeven and the net cash position to not decrease.

Full year SECaaS revenue and SECaaS ARR* are expected to continue experiencing accelerated growth at around 50% year-over-year.

Management Comment

Eyal Harari, CEO of Allot commented, “We have made significant progress improving our operational efficiency and stabilizing the business, and we are very pleased to have returned to positive operating cash flow for the first time in three years. At the same time, we continue investing in our long-term growth engine, SECaaS.

“During the quarter, we demonstrated solid execution. We won new customers in both Allot Smart and Allot Secure, and we closed expansion contracts with existing customers. We have a strong and broad pipeline of opportunities, and we are making progress in converting that pipeline into orders.

“In my first few months at Allot, I have been meeting our customers and employees, looking for ways to leverage our strong assets and deep technological capabilities to better serve all our stakeholders. We are formulating a strategic plan to drive long-term profitable growth, and I look forward to realizing Allot’s strong potential.”

Q2 2024 Financial Results Summary

Total revenues for the second quarter of 2024 were $22.2 million, a 12% decrease compared to $25 million in the second quarter of 2023.

Gross profit on a GAAP basis for the second quarter of 2024 was $15.2 million (gross margin of 68.5%), a 12% decline compared with $17.3 million (gross margin of 69.2%) in the second quarter of 2023.

Gross profit on a non-GAAP basis for the second quarter of 2024 was $15.7 million (gross margin of 70.6%), a 12% decline compared with $17.9 million (gross margin of 71.4%) in the second quarter of 2023.

Operating loss on a GAAP basis for the second quarter of 2024 was $3.4 million, an 84% improvement compared with an operating loss of $21.5 million in the second quarter of 2023.

Operating loss on a non-GAAP basis for the second quarter of 2024 was $1 million, a 95% improvement compared with an $18.9 million loss in the second quarter of 2023.

Net loss on a GAAP basis for the second quarter of 2024 was $3.4 million, or $0.09 per basic share, an improvement compared to the net loss of $20.7 million, or $0.55 per basic share, in the second quarter of 2023.

Net loss on a non-GAAP basis for the second quarter of 2024 was $0.8 million, or $0.02 per basic share, an improvement compared to the non-GAAP net loss of $18.3 million, or $0.49 per basic share, in the second quarter of 2023.

Operating cash flow in the quarter was $1.2 million.

Cash and cash equivalents, short-term bank deposits, and investments as of June 30, 2024, totaled $53.2 million, an increase of $0.6 million versus $52.6 million at the end of the prior quarter and $54.8 million as of December 31, 2023.

# # #

Conference Call & Webcast:

The Allot management team will host a conference call to discuss its Second quarter 2024 earnings results today, August 27, 2024, at 9:00 am ET, 4:00 pm Israel time. To access the conference call, please dial one of the following numbers:

US: 1-888-642-5032, UK: 0-800-917-5108, Israel: +972-3-918-0610

A live webcast and, following the end of the call, an archive of the conference call, will be accessible on the Allot website at: http://investors.allot.com/index.cfm

About Allot

Allot Ltd. (NASDAQ: ALLT, TASE: ALLT) is a provider of leading innovative network intelligence and security solutions for service providers and enterprises worldwide, enhancing value to their customers. Our solutions are deployed globally for network and application analytics, traffic control and shaping, network-based security services, and more. Allot's multi-service platforms are deployed by over 500 mobile, fixed, and cloud service providers and over 1,000 enterprises. Our industry-leading network-based security as a service solution is already used by many millions of subscribers globally. Allot. See. Control. Secure.

For more information, visit www.allot.com

Performance Metrics

* SECaaS ARR – measures the current annual recurring of SECaaS revenues, which is calculated based on estimated revenues for the month of June 2024 and multiplied by 12.

** Net Cash – Cash and cash equivalents, short-term bank deposits, and investments net of convertible debt.

GAAP to Non-GAAP Reconciliation:

The difference between GAAP and non-GAAP revenues is related to the acquisitions made by the Company and represents revenues adjusted for the impact of the fair value adjustment to acquired deferred revenue related to purchase accounting. Non-GAAP net income is defined as GAAP net income after including deferred revenues related to the fair value adjustment resulting from purchase accounting and excluding stock-based compensation expenses, amortization of acquisition-related intangible assets, deferred tax asset adjustment and changes in taxes-related items.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results is provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our accounts receivables, including our ability to collect outstanding accounts and assess their collectability on a quarterly basis; our ability to meet expectations with respect to our financial guidance and outlook; our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors; government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on fourth party channel partners for a material portion of our revenues; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact: EK Global Investor Relations Ehud Helft +1 212 378 8040 allot@ekgir.com	Public Relations Contact: Seth Greenberg, Allot Ltd. +972 54 922 2294 sgreenberg@allot.com

TABLE - 1
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	Jun 30,		Jun 30,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)

Revenues	$22,164	$25,047	$44,054	$46,173
Cost of revenues	6,989	7,707	13,781	15,358
Gross profit	15,175	17,340	30,273	30,815

Operating expenses:
Research and development costs, net	7,326	10,752	14,475	21,246
Sales and marketing	7,911	10,522	15,701	21,409
General and administrative	3,304	17,558	6,206	21,518
Total operating expenses	18,541	38,832	36,382	64,173
Operating loss	(3,366)	(21,492)	(6,109)	(33,358)
Financial and other income, net	489	985	1,029	1,779
Loss before income tax expenses	(2,877)	(20,507)	(5,080)	(31,579)

Tax expenses	479	225	786	515
Net Loss	(3,356)	(20,732)	(5,866)	(32,094)

Basic net loss per share	$(0.09)	$(0.55)	$(0.16)	$(0.85)

Diluted net loss per share	$(0.09)	$(0.55)	$(0.16)	$(0.85)

Weighted average number of shares used in
computing basic net loss per share	38,712,407	37,743,328	38,562,065	37,583,412

Weighted average number of shares used in
computing diluted net loss per share	38,712,407	37,743,328	38,562,065	37,583,412

TABLE - 2
ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)
GAAP cost of revenues	$6,989	$7,707	$13,781	$15,358
Share-based compensation (1)	(324)	(348)	(478)	(879)
Amortization of intangible assets (2)	(152)	(194)	(304)	(387)
Non-GAAP cost of revenues	$6,513	$7,165	$12,999	$14,092

GAAP gross profit	$15,175	$17,340	$30,273	$30,815
Gross profit adjustments	476	542	782	1,266
Non-GAAP gross profit	$15,651	$17,882	$31,055	$32,081

GAAP operating expenses	$18,541	$38,832	$36,382	$64,173
Share-based compensation (1)	(1,863)	(2,077)	(3,069)	(5,014)
Non-GAAP operating expenses	$16,678	$36,755	$33,313	$59,159

GAAP financial and other income	$489	$985	$1,029	$1,779
Exchange rate differences*	110	(238)	204	(281)
Expenses related to M&A activities (3)	-	14	-	28
Non-GAAP Financial and other income	$599	$761	$1,233	$1,526

GAAP taxes on income	$479	$225	$786	$515
Changes in tax related items	(133)	(25)	(177)	(50)
Non-GAAP taxes on income	$346	$200	$609	$465

GAAP Net Loss	$(3,356)	$(20,732)	$(5,866)	$(32,094)
Share-based compensation (1)	2,187	2,425	3,547	5,893
Amortization of intangible assets (2)	152	194	304	387
Expenses related to M&A activities (3)	-	14	-	28
Exchange rate differences*	110	(238)	204	(281)
Changes in tax related items	133	25	177	50
Non-GAAP Net loss	$(774)	$(18,312)	$(1,634)	$(26,017)

GAAP Loss per share (diluted)	$(0.09)	$(0.55)	$(0.16)	$(0.85)
Share-based compensation	0.06	0.06	0.10	0.16
Amortization of intangible assets	0.01	0.01	0.01	0.01
Expenses related to M&A activities	-	0.00	-	0.00
Exchange rate differences*	0.00	(0.01)	-	(0.01)
Changes in tax related items	-	-	-	-
Non-GAAP Net loss per share (diluted)	$(0.02)	$(0.49)	$(0.05)	$(0.69)

Weighted average number of shares used in
computing GAAP diluted net loss per share	38,712,407	37,743,328	38,562,065	37,583,412

Weighted average number of shares used in
computing non-GAAP diluted net loss per share	38,712,407	37,743,328	38,562,065	37,583,412

* Financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.

TABLE - 2 cont.
ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)

(1) Share-based compensation:
Cost of revenues	$324	$348	$478	$879
Research and development costs, net	787	754	1,285	1,956
Sales and marketing	792	733	1,235	1,770
General and administrative	284	590	549	1,288
	$2,187	$2,425	$3,547	$5,893

(2) Amortization of intangible assets
Cost of revenues	$152	$194	$304	$387
	$152	$194	$304	$387

(3) Expenses related to M&A activities
Financial income	$-	$14	$-	$28
	$-	$14	$-	$28

TABLE - 3
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30,	December 31,
	2024	2023
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$15,883	$14,192
Short-term bank deposits	3,800	10,000
Restricted deposits	1,183	1,728
Available-for-sale marketable securities	32,313	28,853
Trade receivables, net (net of allowance for credit losses of $25,341 and $25,253 on June 30, 2024 and December 31, 2023, respectively)	17,808	14,828
Other receivables and prepaid expenses	5,933	8,437
Inventories	9,606	11,874
Total current assets	86,526	89,912

LONG-TERM ASSETS:
Severance pay fund	409	395
Restricted deposit	-	158
Operating lease right-of-use assets	1,883	3,057
Other assets	1,025	704
Property and equipment, net	10,203	11,189
Intangible assets, net	610	915
Goodwill	31,833	31,833
Total non-current assets	45,963	48,251

Total assets	$132,489	$138,163

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$985	$969
Deferred revenues	15,565	14,892
Short-term operating lease liabilities	1,405	1,453
Other payables and accrued expenses	18,128	22,094
Total current liabilities	36,083	39,408

LONG-TERM LIABILITIES:
Deferred revenues	8,729	7,437
Long-term operating lease liabilities	132	702
Accrued severance pay	929	1,080
Convertible debt	39,873	39,773
Total long-term liabilities	49,663	48,992

SHAREHOLDERS' EQUITY	46,743	49,763

Total liabilities and shareholders' equity	$132,489	$138,163

TABLE - 4
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)

Cash flows from operating activities:

Net Loss	$(3,356)	$(20,732)	$(5,866)	$(32,094)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	1,156	1,327	2,371	2,647
Stock-based compensation	2,187	2,425	3,547	5,893
Amortization of intangible assets	153	277	305	553
Increase (Decrease) in accrued severance pay, net	(107)	13	(165)	73
Decrease in other assets, other receivables and prepaid expenses	955	468	1,672	967
Increase in accrued interest and amortization of premium/discount on marketable securities	(405)	(166)	(777)	(147)
Decrease in operating leases liability	(159)	(438)	(618)	(1,543)
Decrease in operating lease right-of-use asset	622	728	1,174	1,450
Decrease (Increase) in trade receivables	(2,789)	10,403	(2,980)	14,889
Decrease (Increase) in inventories	2,101	(1,645)	2,268	(5,098)
Increase (Decrease) in trade payables	278	(2,941)	16	(2,202)
Decrease in employees and payroll accruals	(649)	(1,042)	(4,135)	(2,494)
Increase (Decrease) in deferred revenues	595	870	1,965	(1,299)
Increase (Decrease) in other payables, accrued expenses and other long term liabilities	542	(923)	(12)	(1,824)
Amortization of issuance costs of Convertible debt	50	49	100	98
Net cash provided by (used in) operating activities	1,174	(11,327)	(1,135)	(20,131)

Cash flows from investing activities:

Decrease (Increase) in restricted deposit	(1)	(224)	703	(224)
Investment in short-term bank deposits	(3,800)	-	(3,800)	(15,900)
Withdrawal of short-term bank deposits	-	21,700	10,000	54,600
Purchase of property and equipment	(957)	(290)	(1,386)	(560)
Investment in marketable securities	(10,477)	(9,584)	(34,752)	(18,567)
Proceeds from redemption or sale of marketable securities	7,225	590	32,060	3,960
Net cash provided by (used in) investing activities	(8,010)	12,192	2,825	23,309

Cash flows from financing activities:

Proceeds from exercise of stock options	1	-	1	-
Net cash provided by financing activities	1	-	1	-

Increase (Decrease) in cash and cash equivalents	(6,835)	865	1,691	3,178
Cash and cash equivalents at the beginning of the period	22,718	14,608	14,192	12,295

Cash and cash equivalents at the end of the period	$15,883	$15,473	$15,883	$15,473

Other financial metrics (Unaudited)
U.S. dollars in millions, except number of full time employees, top 10 customers as a % of revenues and number of shares

	Q2-2024		YTD 2024		FY 2023
Revenues geographic breakdown
Americas	2.1	10%	6.4	15%	16.6	18%
EMEA	11.1	50%	23.6	53%	56.1	60%
Asia Pacific	9.0	40%	14.1	32%	20.5	22%
	22.2	100%	44.1	100%	93.2	100%

Revenues breakdown by type
Products	9.4	42%	16.8	38%	37.6	40%
Professional Services	1.2	5%	4.2	10%	6.1	7%
SECaaS (Security as a Service)	3.7	17%	7.1	16%	10.6	11%
Support & Maintenance	7.9	36%	16.0	36%	38.9	42%
	22.2	100%	44.1	100%	93.2	100%

Revenues per customer type
CSP	18.7	84%	36.0	82%	75.1	81%
Enterprise	3.5	16%	8.1	18%	18.1	19%
	22.2	100%	44.1	100%	93.2	100%

Top 10 customers as a % of revenues	50%		45%		47%

Total number of full time employees	500		500		559
(end of period)

Non-GAAP Weighted average number of basic shares (in millions)	38.7		38.6		37.9

Non-GAAP weighted average number of fully diluted shares (in millions)	42.3		41.7		40.3

 SECaaS (Security as a Service) revenues- U.S. dollars in millions (Unaudited)

Q2-2024:	3.7
Q1-2024:	3.4
Q4-2023:	3.2
Q3-2023:	2.8
Q2-2023:	2.4

SECaaS ARR* - U.S. dollars in millions (Unaudited)

Jun. 2024:	14.6
Dec. 2023:	12.7
Dec. 2022:	9.2
Dec. 2021:	5.2